UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)

The Amacore Group, Inc.
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(Name of Issuer)

Class A Common Stock
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(Title of Class of Securities)

022624100
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 022624100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital LLC 45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

		7.	Sole voting power

	Number of		1,222,452,654*
Shares
	Beneficially	8.	Shared voting power
Owned by
	Each Reporting		0
Person
	With	9.	Sole dispositive power

1,222,452,654*

		10.	Shared dispositive power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,222,452,654*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
89.9%

14.	Type of reporting person (See Instructions)
IA

*The Issuer’s articles of incorporation currently authorize the issuance of up to 1,360,000,000 shares of Common Stock.  If the Issuer’s articles of incorporation were to be amended to increase the number of authorized shares of Common Stock, then Vicis Capital LLC might be deemed to beneficially own up to 1,395,141,950 shares of Common Stock.

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of The Amacore Group, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is Maitland Promenade 1, 485 North Keller Road, Suite 450, Maitland, Florida 32751.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 1,222,452,654 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 1,222,452,654 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (1) 891,306,950 shares of Common Stock; (2) 1,200 shares of the Issuer’s Series G Convertible Preferred Stock (the “Series G Preferred Stock”) convertible into 2,400,000 shares of Common Stock; (3) 400 shares of the Issuer’s Series H Convertible Preferred Stock (the “Series H Preferred Stock”) convertible into 800,000 shares of Common Stock; (4) 1,650 shares of the Issuer’s Series I Convertible Preferred Stock (the “Series I Preferred Stock”) convertible into 3,300,000 shares of Common Stock; (5) 450 shares of the Issuer’s Series L Convertible Preferred Stock (the “Series L Preferred Stock”) convertible into 450,000,000 shares of Common Stock; (6) a warrant to purchase 50,625,000 shares of Common Stock (the “W-09-02 Warrant”); and (7) additional warrants to purchase 298,525,000 shares of Common Stock (the “Warrants”).

On August 26, 2009, the Fund acquired, in an open-market purchase, 10,000 shares of Common Stock for a purchase price of $0.037 per share. During the last 60 days, the Fund has not acquired any other shares of Common Stock.  As a result of such purchase on August 26, 2009, the Fund holds 891,316,950 shares of Common Stock.

The terms of each of the Warrants, and each of the Certificates of Designation (collectively, the “Certificates of Designation”) designating the Series G Preferred Stock and the Series H Preferred Stock contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrants, Series G Preferred Stock or Series H Preferred Stock to the extent that upon such exercise or conversion the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii)  greater than 9.99% of the outstanding Common Stock.  The Warrants and Certificates of Designation, however, allow the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrants and convert shares of such Series G Preferred Stock and Series H Preferred Stock without the limitation imposed by the applicable conversion cap.

On July 25, 2008 the Fund sent a notice to the Issuer, in accordance with the terms of the Certificates of Designation, informing the Issuer that the Fund was waiving the application of all conversion caps contained in each of the Certificates of Designation with respect to shares of the Series G Preferred Stock and Series H Preferred Stock held by the Fund (but not with respect to any Warrants or with respect to any Series I Preferred Stock).  As a result of this waiver by the Fund, effective as of September 24, 2008 the Fund is eligible to convert, without limitation, any or all shares of such Series G Preferred Stock and Series H Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificates of Designation.

Pursuant to the terms of the certificate of designation designating the Series I Preferred Stock, the holders of Series I Preferred Stock have the right to nominate and elect two (2) members of the Issuer’s board of directors.  In addition, the certificate of designation for the Series I Preferred Stock contains conversion caps that prevent the holder of such Series I Preferred Stock from converting an amount of such Series I Preferred Stock such that the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Such certificate of designation, however, allows a holder of Series I Preferred Stock to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series I Preferred Stock without the limitation imposed by the applicable conversion cap.  As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series I Preferred Stock or any of the Warrants held by the Fund.

As a result of the foregoing transactions, when the shares of Common Stock underlying the Series G Preferred Stock, the Series H Preferred Stock, the Series L Preferred Stock and the W-09-02 Warrant identified above are aggregated with the 891,316,950 shares of Common Stock owned by the Fund, Vicis might be deemed to beneficially own 1,395,141,950 shares of Common Stock if a sufficient number of shares were authorized by the Issuer’s articles of incorporation.  However, because the Issuer’s articles of incorporation only authorize 1,360,000,000 shares of Common Stock, and because other shareholders of the Issuer own 137,547,346 shares of Common Stock (based upon 1,028,864,296 shares of Common Stock outstanding as of August 10, 2009 and 891,316,950 shares of Common Stock owned by Vicis), Vicis may be deemed to beneficially own, 1,222,452,654 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the Warrants, the W-09-02 Warrant and the Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series L Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

On September 21, 2009, Vicis, on behalf of the Fund, and the Issuer orally committed for the Fund to purchase 600 shares of a series of the Issuer’s convertible preferred stock to be convertible into 600,000,000 shares of Common Stock, and a warrant to purchase an aggregate of 67,500,000 shares of Common Stock at an initial exercise price of $0.375 per share, for an aggregate purchase price of $6 million. Vicis anticipates that the convertible preferred stock will consist of shares of Series L Preferred Stock or a series of the Issuer’s convertible preferred stock having terms substantially similar to that of the Series L Preferred Stock.  While the Fund and the Issuer have not yet executed any definitive documents with respect to this oral commitment, in anticipation of successfully negotiating and executing such definitive documents the Fund paid the $6 million purchase price to the Issuer on September 21, 2009.  No shares of such convertible preferred stock and no such warrant have yet been issued to the Fund, and Vicis does not expect such shares or such warrant to be issued to the Fund until Vicis, on behalf of the Fund, and the Issuer have agreed upon and executed definitive documents.

As the sole holder of the Series I Preferred Stock of the Issuer, the Fund has the right to nominate and elect two (2) members to the Issuer’s board of directors.  Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series I Preferred Stock.  In order to implement the Fund’s right to elect two (2) members of the Issuer’s board of directors, Vicis has elected Messrs. Shad Stastney and Chris Phillips to the Issuer’s board of directors.  Information regarding Messrs. Stastney and Phillips and their respective experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, China New Energy Group Company and Master Silicon Carbide Industries, Inc.

Mr. Phillips has been a managing director for Vicis Capital LLC since February 2008. From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA-licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Mr. Phillips served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a number of private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, on behalf of the Fund, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 1,222,452,654 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 1,222,452,654 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked by the Fund upon 90 days’ prior written notice at the end of any one-year term of the investment advisory agreement by and between the trustee of the Fund and Vicis.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 1,222,452,654 shares of Common Stock represent approximately 89.9% of the Issuer’s outstanding Common Stock (based upon 1,028,864,296 shares of Common Stock outstanding at August 10, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2009, and 1,360,000,000 shares of Common Stock authorized by the Issuer’s articles of incorporation).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2009
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Date

By:           /s/ Andrew Comito
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Name: Andrew Comito
Title: Compliance Officer*

*Executed pursuant to the authorization of the members of Vicis Capital LLC attached hereto as Attachment A.

VICIS CAPITAL LLC

ACTION OF MEMBERS IN LIEU OF MEETING

The undersigned, being all of the members of Vicis Capital LLC, a Delaware limited liability company (the “Company”), hereby take the following action and consent to the adoption of the following resolutions without a meeting and by unanimous written consent pursuant to Section 18-302 of the

Delaware Limited Liability Company Act to have the same force and effect as if unanimously taken and adopted at a meeting of the members:

WHEREAS, the Company has the authority, pursuant to the Investment Advisory Agreement dated as of May 27, 2004 between the Company and Vicis Capital Master Fund (the “Fund”), to take any action necessary to comply with the securities laws of the United States on behalf of the Fund; and

WHEREAS, the Company from time to time desires to take certain actions on its own behalf and on behalf of the Fund in order to comply with the securities laws of the United States and the several states thereof and the rules and regulations thereunder (collectively, the “Securities Laws”).

NOW, THEREFORE, BE IT RESOLVED, that the Company hereby authorizes Andrew Comito to:

(a)           prepare, or have prepared by legal counsel, any and all forms, reports, documents, statements, and other information, and amendments thereto (each a “Securities Filing”) that the Company or the Fund may be required to file under the Securities Laws in connection with the business operations of the Company or the Fund, including without limitation, each Securities Filing that the Company or the Fund may be required to file under Sections 13, 14, or 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(b)           execute in the name of and on behalf of each of the Company and of the Fund any such Securities Filing, and timely file such form or report with the United States Securities and Exchange Commission (the “SEC”) and any similar state securities regulatory authority or stock exchange;

(c)           do and perform any and all acts for and on behalf of each of the Company and the Fund that may be required by the Securities Laws or otherwise necessary or desirable to complete any such Securities Filing; and

(d)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of Andrew Comito, may be of benefit to, in the best interest of, or legally required by, the Company or by the Fund, it being understood that the documents executed by Andrew Comito on behalf of the Company or the Fund pursuant to this Action of Members in Lieu of Meeting shall be in such form and shall contain such terms and conditions as Andrew Comito may approve in his discretion; and further

RESOLVED, that each of the Company and the Fund hereby grants to Andrew Comito full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that Andrew Comito shall lawfully do or cause to be done by virtue of this Action of Members in Lieu of Meeting and the rights and powers herein granted; and further

RESOLVED, that Andrew Comito, in serving in such capacity at the request of the Company, is not assuming any of the responsibilities of the Company or the Fund to comply with the Securities Laws; and further

RESOLVED, that this Action shall remain in full force and effect until revoked by the members in a signed writing delivered to Andrew Comito; and further

RESOLVED, that all lawful action heretofore taken by Andrew Comito in furtherance of the matters approved in this Action of Members in Lieu of Meeting be, and hereby is, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 14th day of July, 2009.

MEMBERS:

/s/ Sky Lucas
Sky Lucas

/s/ Shad Stastney
Shad Stastney

/s/ John Succo
John Succo